UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)

NORD RESOURCES CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

655555 10 0
(CUSIP Number)

March 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 655555 10 0		Page 2 of 6 pages

1.	Name of Reporting Persons AURAMET TRADING, LLC I.R.S. Identification No. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power: 2,106,410 (See Item 4(a)) 6. Shared Voting Power: 0 7. Sole Dispositive Power: 2,106,410 (See Item 4(a)) 8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,106,410 (See Item 4(a))

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9) 6.33% (See Item 4(b))

12.	Type of Reporting Person OO

SCHEDULE 13G
CUSIP NO. 655555 10 0		Page 3 of 6 pages

Item 1(a).	Name of Issuer:

Nord Resources Corporation (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

1 West Wetmore Road, Suite 107
Tucson, Arizona 85705

Item 2(a).	Name of Person Filing:

Auramet Trading, LLC (the "Reporting Person")

Item 2(b).	Address of Principal Business Office or, if none, Residence:

2 Executive Drive, Suite 645
Fort Lee, New Jersey 07024

Item 2(c).	Citizenship:

The Reporting Person is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

655555 10 0

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

SCHEDULE 13G
CUSIP NO. 655555 10 0		Page 4 of 6 pages

(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)
Amount beneficially owned:

As of the date of this Schedule 13G, the amount of the Issuer’s Common Stock beneficially owned by the Reporting Person is 2,106,410 shares calculated as follows: (a) 1,600,000 shares of Common Stock were purchased by the Reporting Person in a private purchase on March 31, 2006 from Summo USA Corporation for an aggregate cash purchase price of $696,000 pursuant to an agreement dated March 27, 2006; (b) 250,000 shares of Common Stock may be acquired by the Reporting Person by exercise of warrants exercisable on or before October 17, 2007 at an exercise price of $0.56 per share; and (c) 256,410 shares of Common Stock may be acquired by the Reporting Person by exercise of warrants exercisable on or before April 17, 2008, at an exercise price of $0.56 per share.

(b)
Percent of class:

The Common Stock beneficially owned by the Reporting Person constitutes approximately 6.33% of the issued and outstanding Common Stock, based on 33,272,728 shares of Common Stock outstanding, as reported in the Issuer’s 10-KSB for the fiscal year ended December 31, 2005, filed with the Commission on March 28, 2006.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,106,410
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 2,106,410
(iv)	Shared power to dispose or to direct the disposition of: 0

SCHEDULE 13G
CUSIP NO. 655555 10 0		Page 5 of 6 pages

Item 5.  Ownership of Five Percent or less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

SCHEDULE 13G
CUSIP NO. 655555 10 0		Page 6 of 6 pages

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired an are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AURAMET TRADING, LLC

Date: April 18, 2006	By:	/s/ Justin Sullivan

Justin Sullivan Chief Operating Officer